Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

The following information was made available on betterhealthcaretogether.com:

What People Are Saying

“By joining forces, Cigna and Anthem can help usher in the broader usage of value-based payments that reward physicians for the comprehensive value they provide to patients. Accordingly, I encourage regulators to approve the Cigna/Anthem transaction as the necessary next step in accelerating the shift from high-volume sick care to high-value health care.”

-	John E. Bertini, M.D., Chairman of the Board, Renaissance Physician Organization, The Hill, March 16, 2016

How You Benefit

Providers:

Partnering accelerates better health, The Hill

http://thehill.com/blogs/congress-blog/healthcare/272920-partnering-accelerates-better-health

The Hill

Partnering accelerates better health

By John E. Bertini, M.D.

March 16, 2016, 06:00 am

To some of my physician colleagues, health insurers are the enemy. But like many other doctors, I have discovered through my own medical practice that these companies can be valuable partners in helping improve the health of my patients. Although conventional wisdom may suggest that doctors like me would oppose mergers in the insurance industry, years of experience as both a physician and an industry leader cause me to support the proposed merger between Cigna and Anthem.

I serve as chairman of the Board of Renaissance Physician Organization (RPO), a group of approximately 2,000 Texas physicians committed to delivering better care through stronger patient-physician relationships. For over a decade, we have worked with some national insurers on collaborative efforts to ensure that patient care is well coordinated, evidence-based, and effective. Our partnership has led to higher rates of preventive care, better management of chronic disease, and more positive health outcomes for patients.

Insurers like Cigna help physicians like us deliver high-quality and affordable care by supporting us with data, analytical insights and clinical infrastructure. Their efforts have helped RPO to become a national leader in patient-centered care, as we have worked to develop new payment-for-quality models.

If we can accelerate the switch to this model of practice, it could have enormous benefits to society. As the nation ages and budgets tighten, we need to improve quality and reduce costs in the health care system – and Cigna has been at the forefront of advancing changes to the system that will enhance affordability.

For example, Cigna’s HealthSpring subsidiary – in complementary locations across the country – partners with physicians to transition to alternative payment models. Almost two-thirds of Cigna-HealthSpring’s members in HMOs receive care through physicians who are incentivized to deliver better outcomes and higher patient satisfaction. Moreover, Cigna Collaborative Care is a value-based initiative that incentivizes health care professionals and helps drive improved health, affordability and patient experience. Results have been promising, with measurably lower costs and better outcomes – including 50% fewer emergency room visits compared to market.

Initiatives like these are a great start, and the merger with Anthem will allow the combined insurer to roll out the collaborative model pioneered by Cigna to a much larger and more diverse base of patients and providers. That’s why, like many physicians who support change in health care delivery, I am in favor of this merger.

Together, Cigna and Anthem can make physicians’ jobs easier through more efficient operations and better tools to keep patients healthier, including helping us to adopt the best approaches to wellness and chronic illness management. By combining the complementary Cigna and Anthem networks, more providers – and therefore more patients – will be able to take advantage of these emerging and innovative models.

I understand that some large industry groups oppose the Cigna/Anthem combination. But as a doctor responsible for the health of many patients, I know that both patients and physicians stand to lose if this transaction is blocked. Physicians at RPO work in urban, suburban and rural areas, and they serve both privileged and under-served populations across a variety of practice areas. My experience leading them shows definitively that, from the standpoint of increasing health and maximizing the value of care, the results from this transaction will be positive.

The high cost of health care imposes an enormous burden on all Americans. My practice embraces the need for change and believes physician leadership is essential to the successful evolution of health care in a patient-focused delivery system. With its emphasis on proactively connecting patients to the care they need, I can state unequivocally that Cigna has been a critical partner in this transformation.

By joining forces, Cigna and Anthem can help usher in the broader usage of value-based payments that reward physicians for the comprehensive value they provide to patients. Accordingly, I encourage regulators to approve the Cigna/Anthem transaction as the necessary next step in accelerating the shift from high-volume sick care to high-value health care.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.